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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F |X|           Form 40-F |_|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes |_|                  No |X|

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes |_|                  No |X|

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes |_|                  No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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ENDESA
GRUPO ENERSIS
ENDESA, S.A., Endesa Chile's Parent Company, 2004 DJSI Member

                      EMPRESA NACIONAL DE ELECTRICIDAD S.A.
                A Chilean Corporation ( Sociedad Anonima Abierta)
                       Securities Register N(degree) 0114

                                DIVIDEND PAYMENT

It is announced to the shareholders of ENDESA-CHILE that the Regular Shareholders' Meeting held on March 26, 2004, agreed to distribute the final dividend corresponding to the fiscal year of 2003, proposed by the Board. This dividend will be paid on April 5, 2004 in the amount of Ch$ 2.30 per share.

                                Method of Payment

      - Shareholders who have been granted the corresponding authorization will have the dividend deposited into their current account or into their savings accounts. A receipt of this deposit will be sent to these shareholders in an appropriate form.

      - Likewise, the Shareholders who request that the dividend be sent by mail, will have their dividend dispatched in the form of a bank check by certified mail and sent to the address that they have registered with the Company.

      - For shareholders that have not requested payment by way of a certain payment method or that collect such payment directly, this can be done at any of the branches of Banco Credito Inversiones, Bci, throughout Chile.

            The payment method chosen by each shareholder shall be used by ENDESA-CHILE for all payments of dividends unless the shareholder advises in writing their intention of changing and chooses another option.

            In cases where checks or bankers drafts are returned by mail to DCV Registros S.A., as ENDESA-CHILE's registrar, these shall remain in its custody until collected or requested by the shareholder.

As for cases in which shareholders are represented by proxies, such shareholders are obliged to present a notarized power of attorney to this effect.

                              Shareholders Registry

Shareholders registered in the Shareholder Registry as of March 30, 2004 are entitled to this dividend.

                            Taxation of the dividend

The tax treatment will be informed in the right time to the shareholders.

                        Business Matters of Shareholders

The business of the shareholders in all aspects related to the payment of dividends will be exclusively conducted in the offices of "Deposito Central de Valores", located at Huerfanos 770, 22 Floor, Santiago, from 9:00 AM to 14:00 PM., underground, between 9:00 and 14:00.

                                                                 GENERAL MANAGER

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ENDESA
GRUPO ENERSIS
ENDESA, S.A., Endesa Chile's Parent Company, 2004 DJSI Member

          ELECTION OF THE BOARD MEMBERS AND OF THE DIRECTORS COMMITTEE

      The regular shareholders' meeting of ENDESA-CHILE held on March 26, 2004 elected the following to be directors of the company:

Luis Rivera Novo
Antonio Pareja Molina
Andres Regue Godall
Ignacio Blanco Fernandez
Carlos torres Vila
Enrique Garcia Alvarez
Jaime Bauza Bauza
Antonio Tuset Joratt
Leonidas Vial Echeverria

      At the extraordinary board meeting of ENDESA-CHILE held on March 26, 2004, Mr. Luis Rivera Novo was appointed as the Chairman of the Board and Mr. Antonio Pareja Molina was designated as Vice Chairman.

      At the same meeting, the following directors were appointed as members of the directors committee of the company: Mr. Jaime Bauza Bauza, Mr. Antonio Tuset Jorratt and Mr. Luis Rivera Novo.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        EMPRESA NACIONAL DE ELECTRICIDAD S.A.


                                        BY: /S/ HECTOR LOPEZ VILASECO
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                                                   Hector Lopez Vilaseco

                                                      General Manager

Dated: March 29, 2004